Mail Stop 3561
								January 19, 2006



Mr. Lawrence S. Coben
Chairman of the Board and Chief Executive Officer
Tremisis Energy Acquisition Corporation
1775 Broadway, Suite 604
New York, New York  10019


Re:	Tremisis Energy Acquisition Corporation
	Preliminary Proxy Statement on Schedule 14A
      Filed December 8, 2005
	File No. 000-50682

Dear Mr. Coben:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On the first page of the proxy statement, state the approximate date on which the proxy statement and form of proxy will be first sent or given to security holders. See Item 1(b) of Schedule 14A.


2. Please indicate, in the letter to the stockholders to attend a special meeting, the price of the company`s common stock in the paragraph discussing conversion rights.

3. We note that the solicitation can be made by the use of telephone or in person. If the solicitation is to be made by specially engaged employees or paid solicitors, state the material features of any contract or arrangement for such solicitation and identify the parties and the cost or anticipated cost thereof. See Item 4(a)(3)
of Schedule 14A.

4. One of the proposals relates to a long-term compensation plan.
Therefore, please furnish the information required by Item 402 of Regulation S-K. See Item 8 of Schedule 14A. Please also provide the information required by Item 10 of Schedule 14A.

5. We bring to your attention Note D of Schedule 14A. A registrant incorporating any documents shall include a statement on the last page of the proxy statement as to which documents are incorporated by reference. Please also include the undertaking and information described in Note D2.

6. One of the actions to be taken is with respect to amendment to Tremisis` certificate of incorporation. Please state briefly the general effect of such amendment.

7. A preliminary search reveals that there is a proceeding for Ram Energy, Inc. regarding administrative sanctions under the Kansas Securities Act alleging registration violations of the Kansas
Securities Act.   Please explain the nature of the matter.  We may
have further comments. Please identify any other state or federal regulatory or criminal proceedings involving RAM or Tremisis or any of their officers or directors during the last five years.

8. Please provide a summary term sheet with the information required by Item 1001 of Regulation M-A.

9. For each report or opinion prepared by the outside party, please disclose the information required by Item 1015(b) of Regulation M-A.

10. We note that you have provided a section in the proxy materials addressing the material income tax consequences of the merger. Given the complex legal nature of the tax consequences, it is not appropriate for the company to render an opinion concerning the tax consequences of the merger. Revise to provide a tax opinion on the merger transaction.





Proxy Card

11. You state that votes submitted electronically over the Internet or by telephone must be received by 11:59 p.m. central time on a certain date. Please clarify how the votes received after the deadline will be treated.

12. Please confirm that the information provided over the internet or by telephone will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule
14a-4.

13. You have a heading of "Exercise Conversion Rights" and a blank space next to it. Please explain to the stockholders what the blank space means and whether they need to affirmatively indicate in the proxy card in order to exercise conversion rights. If they will not be able to exercise conversion rights because they did not properly execute such an intent in this proxy card, please place a proper warning.

14. Proposal five to approve the Tremisis "2005" Long-Term
Incentive
Plan appears to be inaccurate.  Please correct.

15. Proposal six is not explained in the proxy statement. Please include an explanation of proposal six in the relevant sections of the proxy statement.

16. Please update the information throughout the proxy statement to the end of December.

Questions and Answers About the Proposals, page 9

17. Please clearly explain the steps the stockholders would have to take to exercise their conversion rights. We note on page 24 that the demand must be made in writing at the same time that the stockholder votes against the merger proposal. Please explain what satisfies the "in writing" requirement. Please also explain whether an investor can remedy an improperly executed demand for conversion.

18. Please disclose the status of the warrants held by those purchasers of IPO units who demand to convert their shares into cash.

19. Please revise to address the conflicts of interest by the officers and directors of Tremisis in connection with the merger.

20. Address the one-time extraordinary dividend or redemption to be received by RAM`s stockholders.



Summary of the Proxy Statement, page 17

21. The net proceeds from the IPO was approximately $34.1 million and
$33.1 million was placed in a trust account. You state that $1.02 million has been and will be used by Tremisis to pay the expenses incurred in pursuit of a business combination. Please explain how much has been paid for the combination expenses. The net proceeds in escrow is $33,143,000 and only $30 million will be given to RAM after the merger; please account for the difference.

The Parties, page 17

Tremisis, page 17

22. We note the statement that if Tremisis is unable to consummate a business combination by May 18, 2006 Tremisis` officers will dissolve and liquidate Tremisis within 60 days. You disclosed in the Form S-1 that the instruction to the trustee would be given promptly after the expiration of the 24-month period. Please revise to clarify your statement.

23. Please amend your document to define PV-10 in detail. Here and in the table on page 99, include the standardized measure for the respective periods.

RAM, pages 18-19

24. Please provide the basis of the statement, "RAM believes that it has substantial additional acquisition, development and exploitation opportunities in its core areas of operations"; otherwise delete the statement.

25. Please explain the technical terms "2-D and 3-D seismic information."

Management of Tremisis and RAM, page 20

Tremisis, page 20

26. Please explain the statement, "Mr. Lane is a designee of Tremisis." Describe any previous relationship between Mr. Lane and
Tremisis.

27. Please clarify whether both RAM and Tremisis will survive after the merger.

Pre-Closing RAM Dividends/Redemption, page 21

28. Please indicate an approximate amount of the potential one-time extraordinary dividend or redemption of outstanding common stock.

29. Please provide the basis for RAM declaring a one-time extraordinary dividend or redemption of a portion of its outstanding common stock, in an aggregate amount of up to the difference between
$40 million and the amount of cash consideration to be received by the RAM stockholders in the merger. Are there any other factors that affect the amount of the pre-closing dividend/redemption? Explain how RAM determined the methodology for this dividend/redemption.

Lock-Up Agreement, page 22

30. Please explain the purpose of the lock-up agreement.

Quorum and Vote of Tremisis Stockholders, page 23

31. We note that broker non-votes "while considered present for the purposes of establishing a quorum, will have the effect of votes against the merger proposal and the proposals to amend the certificate of incorporation, but will have no effect on the incentive compensation plan proposal." Please discuss the implication of this treatment on the shares` eligibility for redemption/conversion.

Conversion Rights, page 24

32. You state "If the merger is not completed, these shares will not be converted into cash." Please clarify this statement in light of the liquidation provision if Tremisis does not complete a merger by
May 18, 2006.

Interests of Tremisis Directors and Officers in the Merger, page
24

33. Please revise to indicate the number of shares held by Tremisis` officers and directors that were acquired prior to the IPO. Also indicate the dollar value of those shares using the most recent quotation on the OTCBB.

34. Please include disclosure with respect to the warrants held by Tremisis` officers and directors, which would appear to expire worthless if a business combination is not consummated within the time allotted. Specifically indicate the number of warrants held by the officers and directors along with the number of shares underlying those warrants that would expire worthless.

35. Please include disclosure with respect to each associate, as required by Item 5(a)(4) of Schedule 14A.




Tremisis` Conditions to Closing of the Merger, page 26

36. Please elaborate on the requirement of a legal opinion in an agreed form from McAfee & Taft and the comfort letters from BGO
Seidman and UHY Mann.

Termination, Amendment, and Waiver, pages 26-27 (see also pages
67-
68)

37. Please clarify whether the May 17, 2006 date on page 26 and the
May 18, 2007 date on page 27 are correct.

38. We note that if Tremisis wrongfully fails or refuses to consummate the merger, a cash termination fee of $7.5 million will be due to RAM. Please disclose how the termination fee will be funded.

39. Please disclose whether there is any similar provision if RAM wrongfully fails or refuses to consummate the merger.

40. The disclosure on page 68 seems to indicate that even in the event of proper termination either by Tremisis or RAM, Tremisis will still be obligated to pay $7.5 million. Please clarify whether that is true or revise.

Risk Factors, page 34

41. To the extent possible, please avoid the generic conclusions you reach in several of your risk factors that the risk discussed could
"adversely affect" or harm your business, revenues or other similar matters. Instead, replace this language with more specific disclosure of how your financial condition would be affected and place the risk in context by making the magnitude of the risk clear.

42. We note your statement, "RAM`s management believes that for each
$1.00 per Boe increase or decrease in the price of oil and natural gas, the PV-10 Value of RAM`s proved reserves at September 30, 2005 would increase or decrease, as the case may be, by $9.6 million." Please expand this to explain whether you have considered changes in your proved reserve volume estimates due to these hypothetical changes in prices. Address the maximum price change to which your statement applies.

43. We note the disclosure that RAM may be liable for environmental damage caused by previous owners of properties purchased by RAM.
Are
you aware of any such liability?  If so, please discuss.

44. Please discuss the risks and the adverse consequences of the risk factor "RAM faces extensive competition in its industry."
The
discussion of competition appears to be generic.
Risks Related to the Merger, pages 38-39

45. Please describe the restricted shares held by insiders.
Identify
the insiders. How will restricted shares be sold in the public market?

46. Please briefly describe the listing requirements for NASDAQ.
Address later in the proxy how the surviving entity intends to meet them.

47. Please identify any agreements and arrangements that board members are party to that provide them with interests that differ from , or are in addition to, those of your stockholders generally, other than those identified here.

48. Please identify those officers, directors and other affiliates who are parties to the voting agreement.

49. Please discuss the risks if the Adjournment Proposal is not approved.

50. Please discuss any risks due to regulatory delay.

Special Meeting of Tremisis Stockholders, page 41

51. Please provide the disclosure required by Item 13(a)(6) of
Schedule 14A.

Proxy Solicitation Costs, page 45

52. We note that you have not but may hire a firm to assist in the proxy solicitation process. Please revise to clarify if such firm would be paid by proceeds outside of the trust account. If not, please revise to clarify how such firm would be paid.

Tremisis Fairness Opinion, page 45

53. Please clarify what the effect will be, if any, on the fee paid to Gilford if the merger is not consummated.

The Merger Proposal, page 46

Background of the Merger, page 46

54. We note that "in April 2005, Tremisis was introduced to RAM by
Ronald Ormand, an investment banker for WestLB." Please revise to clarify how this came about. Did Tremisis seek out Mr. Ormand`s and
WestLB`s assistance? Discuss the circumstance by which Ormand/WestLB was aware that RAM was seeking to be acquired. Please provide a detailed account of RAM`s association with Mr. Ormand and WestLB and
Mr. Ormand and WestLB`s association with Tremisis before April 19, 2005. The discussion should include the date when Mr. Ormand learned about and first contacted Tremisis and RAM. Indicate whether a finder`s fee was paid to Mr. Ormand and if so, provide the terms and amounts.

55. Did WestLB enter into any written agreement with Tremisis or RAM?
If so, please provide the Staff with copies of those agreements.

56. The disclosure provides that on April 19, 2005, Mr. Coben met with Mr. Ormand and Mr. Lee and on April 14, 2005, a confidentiality agreement was executed. Please confirm that the April 19, 2005 and
April 14, 2005 dates are correct.

57. Please affirmatively disclose whether any of Tremisis` officers or directors had heard of RAM Energy and were aware that RAM`s owners wished to sell RAM prior to April 14, 2005.

58. Please provide the Staff with a copy of the Confidentiality
Agreement signed on April 14, 2005, as referenced on page 47.
Also
advise us whether Tremisis enter into confidentiality agreements with any other potential acquirees.

59. We note that Tremisis entered into substantial discussions with a few companies. Revise to describe in detail the efforts made by Tremisis in connection with these companies.

60. Describe the material terms of the proposal with the one other business target and discuss why it was rejected. Also clarify whether the board of directors of Tremisis decided that the one business target was not a satisfactory candidate for a merger.

61. On page 47, you state "Tremisis retained certain advisors who are specialists in the oil and gas exploration and production industry to assist in its due diligence of RAM, which commenced in late June 2005." Please identify those advisors and describe the assistance they provided.

62. Please clearly state the total consideration that Tremisis is paying for RAM, identifying cash, stock, assumption of debt, and any other components.

63. Discuss the negotiations of the merger in greater detail. Clarify how the final consideration was determined. Discuss whether any valuation of RAM was conducted prior to or during the merger negotiations. Indicate whether any valuation of RAM was presented to the Tremisis board of directors prior to their approval of the merger on October 3, 2005. We may have further comments.



64. Clarify whether counsel for Tremisis participated in determining the consideration to be received in the merger.

65. We assume that certain financial information including financial projections was provided to Tremisis and their counsel. Provide us with copies of all non-public information received by Tremisis, their affiliates and representatives that led to the execution of the merger agreement. In addition, please provide us with the basis for any conclusion that the non-public information is not material and therefore need not be disclosed.

Tremisis` Board of Directors` Reasons for the Approval of the Merger, page 48-49

66. Please disclose the reasons Tremisis chose not to receive services from any financial advisor during its negotiations with RAM.

67. We note your statement that Tremisis did not receive services from any financial advisor. We also note that Mr. Maley of Gilford
Securities Incorporated ("Gilford") made presentations to the board of directors on September 22, 2005 and October 3, 2005. Please advise or revise as appropriate.

Interest of Tremisis`s directors and officers in the merger, page
50

68. Quantify, to the extent practicable, the financial benefits of the merger to the officers and directors of Tremisis given their shares and warrants are worthless if Tremisis is liquidated. Indicate the number of shares and warrants held by Tremisis` officers and directors.

Fairness Opinion, page 50

69. We note that your financial advisor considered several different valuation methods in providing its fairness opinion. Please substantially revise your disclosure to explain more completely each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable. Briefly describe the qualifications of Gilford and discuss the method of selection of Gilford. Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Gilford and Tremisis, or their affiliates. See Item 1015 of Regulation M-A.

70. Please disclose that Gilford has consented to use of the opinion in the document and provide Gilford`s consent.
Valuation Overview, page 53

71. Please explain the differential between the proposed maximum aggregate value of the transaction of $169,520,000 listed on the cover page and the proposed acquisition consideration of $300 million listed on page 53.

Discounted Cash Flow Analysis, page 53

72. Please explain why Gilford used discount rates ranging from
10.0%
to 15.0% if they were based on a weighted average cost of capital of
9.5%.

Comparable Transaction Analysis, page 54

73. We note the statement, "Gilford believes that if these transactions were to take place in the current pricing environment, the reserve multiples would be 20%-50% higher." Please clarify this statement and provide the basis for it.

74. Please describe the material terms of the indemnification agreement between you and Gilford.

Material Federal Income Tax Consequences of the Merger, page 55

Tax Consequences of the Merger to RAM stockholders, page 56

75. You state "the holding period of Tremisis common stock received by the RAM Stockholders in the merger will include the holding period of the RAM common stock for which it is exchanged." Please explain.

Merger Consideration, page 58

76. Please fully describe the total merger consideration with a breakdown of cash, stock, assumption of debt, and any other components.

Indemnification, page 67

77. Please further clarify the process by which a determination to assert a claim for indemnification will be made by Lawrence S. Coben.
How will that determination be made? What role will Larry E. Lee play in representing the interests of the stockholders of RAM in the determination?




Fees and Expenses, page 68

78. Please disclose the material terms of the Financial Advisory Mandate Letter with WestLB, including the services provided by WestLB. Clarify if there is any separate compensation to Mr. Ormand?
Please revise to clarify if the approximately $2.9 million fee to be paid by RAM to WestLB is contingent on the success of the merger. Are there any additional fees to Mr. Ormand or WestLB paid by Tremisis or RAM?

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 69

79. We note that the accumulated deficit was increased by
$39,625,000
for each scenario presented. Please tell us why you believe that such adjustment is appropriate in accordance with Rule 11-02 of Regulation S-X. Since the pro forma balance sheet assumes that the transaction was consummated at the end of the period presented, the pro forma retained earnings or accumulated deficit is typically equal to that of the accounting acquirer prior to the merger, adjusted for any nonrecurring charges that are directly attributable to the merger and that would be recorded at the date of acquisition. In addition, please correct the caption for the pro forma balance sheet presented on page 72, which appears to be incorrectly labeled as stockholders`
(deficit) equity.

80. We note that adjustments (1) and (4) disclosed on page 73 assume that additional debt will be incurred of $9.1 million (assuming no conversions), or $15.9 million (assuming maximum conversions). Given that only $1.3 million of additional borrowings are available at September 30, 2005, please disclose your plans to obtain the additional financing required for the proposed acquisition and related distribution to RAM shareholders. In addition, please consider whether risk factor disclosure regarding the need to incur additional indebtedness is required.

Pro Forma Consolidated Statement of Operations, page 75

81. Please revise your disclosure to include a pro forma statement of operations for the interim period ended September 30, 2005, or tell us why you believe that such disclosures are not required under Item
310(d) of Regulation S-B.

82. Please revise the pro forma statement of operations to include the accounts of Tremisis.

Note D, page 77

83. Please explain your basis for each of the pro forma adjustments labeled (5) and (6). Note that pro forma adjustments should give effect to events that are directly attributable to each specific transaction.

84. Please explain your basis for pro forma adjustment (9). Pro forma adjustments that give effect to actions taken by management or expected to occur after a business combination, including termination of employees and closure of facilities, generally are not appropriate on the face of the respective pro forma financial statements, but could be disclosed in the footnotes thereto.

Business of RAM, page 91

General, page 92

85. We note your statement, "From 1989 through September 30, 2005, RAM drilled or participated in the drilling of 446 oil and natural gas wells with a 92% success rate." Please expand this to explain if a successful well will return its costs.

Principal Properties, page 93

86. We note your statement, "RAM estimates that with the two new generators in place, the resulting savings in field electricity costs will be more than $40,000 per month. Due to this and other more efficient operating techniques, RAM expects to significantly reduce the per barrel lease operating cost across the field for 2006 and thereafter." Please amend your document to disclose the range of unit production cost reduction you anticipate here. Tell us if you included these reductions in your estimates of proved reserves and future net revenues. Is so, tell us the capital costs - sunk and expected - you expended/included to effect these cost reductions.

87. Please expand your statement, "RAM believes that significant upside potential remains for increased production from the field through the application of advanced engineering and operating methods" to give examples of these that you intend to use.

Electra/Burkburnett Area, page 94; Egan Field, page 94; Boonsville
Area, page 95

88. Please specifically describe the adverse impacts of Hurricanes Rita and Katrina to these areas in terms of property damage and lost production (both in dollars and amounts).

Boonsville Area, page 95

89. You state "RAM is also actively pursuing a workover program in its existing wells to maximize production and take advantage of opportunities in the many up hole and deeper (below existing bridge plugs) zones that present attractive recompletion targets."
Please
define the terms used in this statement and provide further explanation.




Barnett Shale Acreage, page 95-96

90. You state "Approximately 3,500 gross acres are subject to a Participation Agreement with Chief Oil & Gas, Inc., with RAM having the right to participate with a 36% working interest in each well proposed to be drilled on the contract area. The agreement is on a
`drill-to-earn` basis and includes a continuous drilling obligation, requiring Chief to commence a new well within 120 days after the filing of a completion report on the preceding well, failing which Chief`s right to earn under the Participation Agreement will terminate. Please define the highlighted terms and provide further explanation.

Reserve Data, page 99

91. Please submit to us the petroleum engineering reports - in hard copy and electronic spreadsheet format - you used as the basis for your 9-30-05 proved reserve disclosure. These should include:
a) One-line recaps for each property/lease sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;
b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
c) Individual income forecasts for each of the three largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;
d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of these six largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in these largest properties.
e) Identify those properties that comprise the 1607 MBOE "Proved reserves acquired/discovered" in the nine month period ending 9-30-05 on page 100. You may contact us for assistance in this or any other matter.

92. Amend your document to disclose separately any proved NGL reserves you have claimed through gas plant ownership.

93. Financial Accounting Standard 69, paragraph 30 specifies that estimates of proved reserves and the associated future net revenues must be based on period-end prices. Please affirm to us that you have complied with this and have not used hedged pricing, "planning prices" or other substitute in your estimates. If you cannot so affirm, submit a compilation of the effects of these surrogate prices on your estimated proved reserves and future net revenue and amend your document to comply with the requirements of FAS 69. Be advised you may disclose the effects of your hedging program on the standardized measure via an additional line item or footnote.
This
is described at
http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P378_88
035
..

94. Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only "where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added)." Please submit to us the engineering and geologic justification for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, either affirm to us that none of your claimed PUD reserves are attributed to such locations or delete such volumes from your disclosed proved reserves.

95. Amend your document to remove any hydrocarbon volumes you have claimed as proved reserves:
a) In undrilled fault blocks;
b) Below the lowest known - penetrated and assessed - structural occurrence of hydrocarbons.

Net Production, Unit Prices and Costs, page 100

96. Please amend your average realized prices table to disclose your historical oil and gas prices before and after the effect of your hedging arrangements.

Oil and Natural Gas Marketing and Hedging, page 102

97. We note that in 2005, three purchasers accounted for approximately 75% of RAM`s sales. In light of this, please provide the basis of the statement, "RAM believes there are numerous other companies available to purchase RAM`s oil and natural gas, and that the loss of any or all of these purchasers would not materially affect its ability to sell oil and natural gas." Further, this statement appears contradictory to the next statement "such cessation could materially and adversely affect RAM`s cash flow from operations on a temporary basis." Please clarify and revise.

Legal Proceedings, page 105

98. Please disclose RAM`s role, the potential liability and its ramifications to RAM in the pending lawsuit Sacket v. Great
Plains.

RAM`s Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 105

99. The Management`s Discussion and Analysis ("MD&A") section is one of the most critical aspects of the proxy statement. As such, we ask that you revise this section to discuss the events, trends, and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm and Item 303 of Regulation S-K MD&A should not be a narrative repetition of information that can be gleaned from the financial statements.
For
example, on page 106, when discussing RAM`s oil and gas sales for the three-month period ending September 30, 2005 (and in the discussion of the other periods), you state that the increase in sales revenues were higher due to increased production from the properties included in RAM`s WG Energy Acquisition and an increase in prices. Throughout the discussion of each of the periods, provide an analysis of how and in what proportion the WG properties and increased prices affected RAM`s sales revenues and expenses. With regard to derivatives, what contribution did derivative losses make to RAM`s performance? If interest expenses increased due to higher outstanding balances of debt, why did RAM incur additional debt? If net losses increased, provide an analysis of the reasons for that increase, rather than a cursory reference to "the reasons stated above." Regarding taxes, provide an analysis of tax rates by oil and gas and the contribution of each to RAM`s overall tax rate. Provide a similar analysis for the components of operating cash flow.

Beneficial Ownership of Securities, page 128

100. Please disclose the control person of Sapling, LLC.

RAM Related Party Transactions, pages 130 - 131

101. Please revise to indicate the total amount of expenses
Tremisis
has reimbursed its officers and directors for out-of-pocket expenses incurred in connection with identifying and investigating business combinations and business targets.

102. We note that RAM senior executive officers and shareholders participated in a transaction by purchasing a 5% interest in the prospect at the same price that RAM paid to the third party. Identify the third party. Identify the senior executives and
shareholders who participated.   Please identify all RAM officers,
directors or shareholders who are officers, directors or shareholders of Repco. Also indicate the amount of their interests in Repco.

103. Please identify the entity that provided the financing for Bridgeport to purchase the overriding royalty interests from RAM. Identify all RAM officers, directors, and 5% shareholders who have an ownership interest in Bridgeport.  Also indicate the amount of their
interests in Bridgeport.   If RAM received approximately $11.81
per
Boe (an amount greater than its purchase price), why was no gain on the sale recognized (see page F-16)? Did RAM obtain a fairness opinion for the royalty interests? Did RAM seek other bidders for the royalty interests? Address whether RAM considered this an arm`s length transaction?
104. We note that RAM paid approximately $792,000 of expenses for the benefit of RAM`s two principal shareholders, some of which are personal expenses. Identify the two principal shareholders. Indicate the amount of each of their expenses paid. Clarify what portion of the $792,000 are personal expenses for each shareholder.

105. We refer you to page F-13. Provide the basis for RAM entering into the Special Retainer Agreement with an outside law firm where the company is obligated to pay approximately $348,000 in the event the agreement is terminated for various reasons. Identify the law firm. Revise to address the agreement in the related party transaction section. Provide the major terms of this agreement, which is also referred to on page F-36 with regard to stock options.
Provide a copy of the agreement.

106. We refer you to page F-42. For the years ended December 31, 2004, 2003 and 2002, the company paid expenses in the amount of $0,
$260,000 and $46,000, respectively, on behalf of Danish Knights, a limited partnership, which is owned by one of the shareholders of the company. Revise to address these transactions in the related party transactions section. Describe Danish Knights. Identify the shareholder. Identify the expenses.

Warrants, page 133

107. Other than for the IPO and the solicitation of the exercise of warrants, describe, in the appropriate section, any other relationship or agreements between EarlyBirdCapital, Inc. and Tremisis or EarlyBirdCapital, Inc. and RAM.

Where You Can Find More Information, page 135

108. Please update the SEC`s address to 100 F Street, NE,
Washington,
DC 20549.

Financial Statements, page F-1

109. Please ensure the financial statements are updated as required by Item 310(g) of Regulation S-B.

110. Please disclose the reason for including the financial
statements of RWG Energy, Inc. for the years ending December 31,
2004
and 2003. Refer to the specific Item in Regulation S-B that the financial statements have been provided to address.

RAM Energy, Inc. - financial statements for nine months ended
September 30, 2005

Note 6.C - Derivative Contracts, page F-8

111. We note your disclosure that a net liability of $10.7 million was recorded at September 30, 2005, and a net asset of $1.6 million was recorded at December 31, 2004. Please tell us whether the net amount disclosed for each period included the offsetting of individual derivative assets and liabilities, and if so, why you believe that presentation of the gross assets and liabilities is not required.

RAM Energy, Inc. - financial statements for three years ended
December 31, 2004

Consolidated Statement of Cash Flows, page F-21

112. We note your disclosure of net cash provided by (used in) discontinued operations within the operating section of the statement. Please tell us why no similar caption is presented within the investing and financing activities sections of the statement, or revise your disclosure accordingly.

Note A - Summary of Significant Accounting Policies, Organization and
Basis of Presentation, page F-22

113. Please revise your disclosure to include your accounting policy with respect to segment disclosures, and the information required by paragraphs 25-28 of FAS 131.

Note B - Acquisition, page F-27

114. Please tell us how you evaluated the fair value of the assets acquired and liabilities assumed under paragraphs 35-43 of FAS
141.
Specifically, we note that $97.2 million was recorded as capitalized oil and gas properties, and no goodwill was recorded for the acquisition.

Note C - Sale of Subsidiary, page F-28

115. Please tell us why you believe that the gain on the sale of the subsidiary is properly classified in the statement of operations as revenue, rather than other income or expense.

116. Please tell us, in as much detail as necessary, how you evaluated the disposition of the subsidiary in accordance with paragraphs 41-44 of FAS 144. Tell us how you determined that the net assets of the subsidiary did not represent a component of the Company. We note that in the prior year, a subsidiary was sold for
$15.0 million and was treated as a discontinued operation, while in the current year, the sale of the subsidiary for $21.8 million was not treated as a discontinued operation.





RWG Energy, Inc. - financial statements for two years ended
December
31, 2004

Consolidated Statements of Cash Flows, page F-51

117. We note various line items on the statement of cash flows that relate to the application of push-down accounting for the acquisition by RAM Energy, including "step-up in basis of property and equipment" and "long-term debt assumption". Please revise the presentation of the cash flow statement to exclude any items that did not result in the receipt or disbursement of cash. As applicable, such items should be presented separately as non-cash transactions.

Note 11 - Derivative Financial Instruments, page F-65

118. We note your disclosure that no transactions were formally designated as hedges under FAS 133 during 2004 and 2003. Please reconcile this statement to your disclosure in Note 15 on page F-68 that other comprehensive loss for the year ended December 31, 2003 included a deferred hedge loss of $770,151.

Supplementary Oil and Natural Gas Reserve Information (Unaudited), page F-44

119. Your descriptions of proved reserves, proved developed reserves and proved undeveloped reserves paraphrase those in Rule 4-10(a) of
Regulation S-X. Please amend your future documents to include at least one reference to Rule 4-10(a)(2)(3)(4) as the only applicable definitions of proved oil and gas reserves. This is available at our website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

Standardized Measure, page F-45

120. Please amend your standardized measure to disclose your estimated future development costs separately from your estimated future production costs as required by FAS 69, paragraph 30(b).

Exhibits and Schedules

121. Please provide the staff with copies of any exhibits,
schedules
and appendices to the Agreement and Plan of Merger, or any other document identified as an attachment to the proxy statement, not already provided, including the documents identified in Schedule 2
-
Company Disclosure Schedule.





Form 10-QSBs for quarters ending March 31, June 30, and September
30,
2005

122. We note your disclosure that your "disclosure controls and procedures are effective [] to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Carlton Tartar at 202-551-3387 or Terence O`Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald
Winfrey, petroleum engineer, at 202-551-3704, if you have questions related to oil and gas engineering matters. Please contact Yuna Peng at 202-551-3391 or Ronald E. Alper at 202-551-3329, or David Link, who supervised the review of your filing, at (202) 551-3356, with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	David Alan Miller, Esq.
	(212) 818-8881
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Mr. Lawrence S. Coben
Tremisis Energy Acquisition Corporation
January 19, 2006
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